

April 8, 2014

<u>Via E-mail</u>
Peter Leparulo
Chairman and Chief Executive Officer
Novatel Wireless, Inc.
9645 Scranton Road
San Diego, CA 92121

  Re: Novatel Wireless, Inc.
    Form 10-K for the Year Ended December 31, 2013
    Filed March 12, 2014
    File No. 000-31659

Dear Mr. Leparulo:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis…, page 24</u>

1. We note your recurring operating losses and net loss of $43.4 million for the year ended December 31, 2013. Further, we note your statement that "[your] ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support [your] cost structure." Please expand your discussion to detail the steps management is taking to make the company profitable in the long term. Discuss how management specifically intends to increase revenue with the introduction of 4G broadband-access products, M2M solutions and software applications and platforms, and explain how management intends to lower expenses, if applicable.

Results of Operations, page 26

2. Please enhance the overview of your management's discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K. For example, provide qualitative and quantitative disclosure to explain increased market competition at your largest customer and discuss factors affecting 4G product sales prices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Catherine F. Ratcliffe, Esq.
        General Counsel and Secretary
        Novatel Wireless, Inc.

        Donna M. Petkanics
        Wilson Sonsini Goodrich & Rosati, P.C.